VIA EDGAR

October 3, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re:	Bitech Technologies Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed September 3, 2024
File No. 333-280668

To Whom It May Concern:

Bitech Technologies Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 19, 2024 regarding the Company’s Amended Registration Statement on Form S-1/A filed on September 3, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments, page 5

1.	We note your disclosure of the July 2024 amendment to the Certificate of Incorporation to effect a reverse stock split at a ratio ranging between one for two (1:2) and one for eighty (1:80). Please expand your disclosure to update the reverse stock split status or outcome, and ensure that any stock split will be retroactively restated for all periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 5 to update the status of the reverse stock split. Moreover, the Company affirms that the registration statement will be revised to give retroactive effect for any reverse stock split.

Risk Factors, page 12

2.	We note your response to prior comment 4. With regard to the below items:

“We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new market segments” “We rely on third-party general contractors to install energy storage products at our sites. We currently work with a limited number of general contractors”

Please revise to clarify how you have experienced significant growth in recent periods, given that you recently acquired the rights to the development projects and have not done any development nor reported any operations; and whether it is true you currently work with a limited number of general contractors, which appears inconsistent with your disclosure in footnote (5) on page 3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the registration statement to more appropriately disclose its current state of operations rather than its anticipated operations.

Capitalization, page 28

3.	Please expand your disclosure under this heading, as well as under the Dilution heading on page 29, to explain why you exclude the 147,200,000 shares of common stock issuable upon the exercise of outstanding options at June 30, 2024. Additionally, revise your disclosure on page 8 regarding “the number of shares...outstanding after this offering” to correctly state the inclusions and exclusions, consistent with pages 28 and 29.

It is the Company’s practice to exclude the shares underlying outstanding options that have not yet been exercised from the calculations and disclosure in the Capitalization and Dilution disclosure.

Dilution, page 29

4.	Please further revise your Dilution disclosures for the following items:

●	Your disclosed net tangible book value as of June 30, 2024 in the second paragraph does not match the number in the first table.

●	Change “Total net tangible assets” label in the first table to “Total tangible assets” to match the description in the second paragraph.

●	You appear to use the term “pro forma net tangible book value” and “pro forma as adjusted net tangible book value” interchangeably. If this is true, revise the label in the first paragraph following the first table to use the same consistent term “pro forma net tangible book value”. If this is not true, expand disclosure to explain the difference.

●	Reinstate the line item you deleted, namely “Increase in the pro forma net tangible book value per share attributable to new investors purchasing shares and Pre-Funded Warrants in this offering”, to precede the line item “Dilution per share to new investors...”.

●	With regard to your statement “the pro forma as adjusted information...above is illustrative only”, delete “as adjusted” or explain how “as adjusted” is different from “pro forma information” presented above. Additionally, clarify what and how “other terms of this offering determined at pricing” may change the presented information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 29 to address the Staff’s comments.

Business, page 36

5.	We note the tabular presentations you added on pages 3 and 31 in response to prior comment 14. Please expand your presentations and disclosures to address these remaining items per prior comment 14:

- Add the Solar projects and details similar to the BESS projects.

- For each BESS and Solar project, add incremental details such as approximate time until permit is complete, nature and time of engineering and other work to be completed before construction can begin, time to construct once construction begins, other work and permits required to operate the projects, project management fees for each project.

Additionally, given the number of projects and significant estimated cost of each project, discuss how you intend to sequence the projects or determine which projects will be developed and when, how financing arrangements will be pursued, uncertainties as to whether the projects will be completed, and what you plan to do with the projects not developed or not completed. As necessary, add a summary of your development plan including timeline for each significant step.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 36 and updated its presentations and disclosures to include the items requested in the Staff’s comments.

6.	As it does not appear that you have fully addressed prior comment 16 with revised disclosures in the Business section, we reissue prior comment 16 as follows:

We note that you have various disclosures regarding certain aspects of your business which appear suggestive of progress, experience, or certain business relationships as may include disclosures on pages 3, 34 and 36, stating “Our primary BESS customers are key players in the energy industry,” “Our extensive experience in BESS development puts us in a favorable position to capitalize on the industry’s rapid growth,” “Our Power Desk team can...optimize our operational activities,” “Our breadth of legislative authority relationships ...enable us to effectively capture and utilize investment tax credits (ITCs)...”.

Please expand these and any similar disclosures elsewhere in the filing as necessary to clarify the extent of any actual customers and suppliers, partnerships with Independent system operators (ISOs), the scope and extent of prior development experience, to include a description of any completed projects/facilities, how your power desk team has optimized any specific operational activities, and the nature of your legislative authority relationships and of the particular ITC arrangements that you have secured as a result of those relationships.

Please ensure that your description of each matter is substantive and clear as to the extent of progress, experience and business relationships.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the registration statement to remove these references and to more appropriately disclose its current and actual state of operations rather than its anticipated operations.

Recent Developments, page 38

7.	We note you disclosed on page 39 that you treated the April 24, 2024 Emergen transaction as an acquisition of assets instead of a business combination due to the lack of any operations. Please note that acquisition of assets does not give rise to goodwill. Revise your disclosure to remove the goodwill, and explain why you did not attribute the $22.22 million purchase price to the development rights as intangible assets. To the extent the $22.22 million purchase price exceeded the fair values of the development rights on your Emergen purchase date, given your disclosure on page 39 that the development rights were assigned to Emergen with no cost basis prior to sale to you, tell us how you have considered impairment assessment for such development rights. Refer to FASB ASC 350-30-25, 30-30 and 30-35 for guidance on intangible asset recognition, initial measurement and subsequent measurement, including amortization and impairment determinations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 38 regarding asset recognition versus goodwill.

8.	We note your response to prior comments 12 and 13. Please update your disclosure under this heading to clarify that you have negotiated out of the $50 million financing commitment, if true as stated in your response, as the disclosure in Note 8 on page F-14 referred to the $50 financing commitment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39 and throughout the registration statement to provide that the Company has negotiated out of the $50 million financing commitment from the agreement.

9.	We note your disclosure on page 39 regarding Emergen’s May 30, 2024 Project Sale Agreement (Agreement) with Bridgelink. Please expand your disclosure to clarify whether this Agreement is still in effect or the extent of any changes, including whether the described Bridgelink deposit has been paid and received, and when Bridgelink’s option to return the projects expires (i.e. within ten days written notice of what event or milestone?).

Additionally, disclose all the milestones that must be achieved, time frames and payments for each milestone, and whether Bridgelink has the option to return the projects for full refund even after certain milestones have been achieved and payments have been made.

Make similar revisions regarding this Bridgelink Agreement to your disclosures, financial statements and related notes for the quarter ended June 30, 2024. Expand the financial statement note to discuss the accounting treatment for this Agreement and payments received, clarifying how the right of return affects or precludes your sale recognition. Describe any other sale contingency and related accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39 and throughout the registration statement regarding the Bridgelink Agreement and the accounting treatment related to it.

Consolidated Financial Statements

General, page F-1

10.	We note that you have not included unaudited interim financial statements for the three and six months ended June 30, 2024 in your registration statement. As previously raised in prior comment 23, please update the financial statements and related disclosures in your registration statement in accordance with Rule 8-08 of Regulation S-X.

Please note all the revisions that will be required to your June 30, 2024 financial statements, related notes and disclosures included in the registration statement based on the comments raised in this comment letter, such as the Bridgelink Agreement and the goodwill and intangible asset issues raised in the “Recent Developments” comments above.

Additionally, please note that your Form 10-Q for the quarter ended June 30, 2024 will need to be amended to include similar revisions once all the comments affecting your June 30, 2024 financial statements in the registration statement have been resolved.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure to include the interim financial statements for the three and six months ended June 30, 2024 in the registration statement and that the June 30, 2024 financial statements and have made the requested revisions to such financial statements.

11.	We note that the heading for the interim Consolidated Statements of Changes in Stockholders’ Equity on page 7 of your Form 10-Q for the quarter ended June 30, 2024 is labeled as of December 31, 2024 instead of June 30, 2024. Please revise this label for both the interim financial statements to be included in the registration statement, and in Form 10-Q when amended.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the financial statements accordingly.

Note 5 - Acquisition of Bitech Mining, page, page F-12

12.	We note your response and reissue prior comment 27. Please note that since you determined Bitech Mining as the accounting acquirer in your March 31, 2022 reverse merger transaction with Spine Injury Solutions, you need to expand your Note 5 to show, from an accounting perspective, the net assets acquired from Spine Injury Solutions at March 31, 2022. Refer to the guidance in FASB ASB 805-40-45-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the financial statements accordingly.

Per your Form 10-Q for the quarter ended March 31, 2022, Spine Injury Solutions had a stockholders’ equity (deficit) (i.e. net assets book value) of $(388,795) at December 31, 2021. As your consolidated equity at March 31, 2022 post reverse merger was $740,334 after considering Bitech Mining net assets of $1,122,214, this appears to suggest that your Spine net assets acquired at March 31, 2022 did not change much from its December 31, 2021 net assets book value.

Response: This is accurate, there was approximately $33,000 net loss during the 3 months ended 3/31/2022 for Spine Injury Solutions prior to the acquisition date of March 31, 2022.

Additionally, reconcile the Spine Injury Solutions net assets acquired amount to the $(139,880) recapitalization amount reported on page F-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the recapitalization amount of ($139,880) consists of ($421,881) of assumed net liabilities from Spine Injury Solutions as disclosed in the updated Note 5 to the 12/31/23 10-K financial statements included in the amended S-1 and netted against $282,001 net sales proceeds of common stock in Bitech Mining Corporation during the 3 month period ended 3/31/2022.

General

13.	We note your disclosure on page 18 that your amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, will provide, unless you consent in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware (or, and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware, or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, to the fullest extent permitted by law, is the sole and exclusive forum for derivative actions. This appears inconsistent with Article XIV of your Amended and Restated Bylaws filed as Exhibit 3.11. Please revise or advise.

Additionally, where you continue to reference an “amended and restated articles of incorporation” that will become effective immediately prior to the closing of this offering, please clarify whether you intend on filing an amended and restated articles of incorporation. Lastly, where your disclosure states that your exclusive forum provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, please revise your governing documents to ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the disclosures throughout the registration statement regarding the Company’s organization documents and the forum selection provision contained therein. The Company will not be required to amend its amended and restated bylaws as a result of such updated disclosure.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

BITECH TECHNOLOGIES CORP.

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer